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                             November 23, 2020

       Erik S. Nelson
       Chief Executive Officer
       Sandy Springs Holdings, Inc.
       2030 POWERS FERRY ROAD SE, SUITE #212
       ATLANTA, GA 30339

                                                        Re: Sandy Springs
Holdings, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 27,
2020
                                                            File No. 000-56220

       Dear Mr. Nelson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-12G filed October 27, 2020

       Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 15,
       2020, page F-1

   1. We note that you provide audited financial statements as of August 31, 2020 and July 15,
                                                        2020 and for the period
from July 16, 2020 (inception) through August 31, 2020. We
                                                        further note from your
disclosure in Note 1 to your consolidated financial statements that
                                                        Sandy Springs Holdings,
Inc. was formed as part of a reorganization that occurred as a result of a merger with
RESS Merger Corporation and RESS of Delaware, which are all
                                                        related companies
controlled by Erik Nelson, CEO and President. Please explain to us in detail how you
accounted for the reorganization and tell us how you considered the guidance in ASC 250-10
and ASC 805-50 as it relates to your financial statement
                                                        presentation.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Erik S. Nelson
Sandy Springs Holdings, Inc.
November 23, 2020
Page 2

action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameErik S. Nelson
                                                          Division of
Corporation Finance
Comapany NameSandy Springs Holdings, Inc.
                                                          Office of Real Estate
& Construction
November 23, 2020 Page 2
cc:       Michael Littman, Esq.
FirstName LastName